Exhibit (a)(1)(K)

ARVP III ACQUISITION, L.P.

245 Fischer Avenue, Suite D-1
Costa Mesa, California 92626
Tel. (714) 751-7400

May 17, 2004

Dear American Retirement Villas Properties III, L.P. Unitholder:

      We would like to inform you that we are extending the Expiration Date (as defined in our Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the “Offer to Purchase”)) to 11:59 p.m. Eastern time on June 4, 2004. If the Offer and Consent Solicitation are further extended, we will issue a press release no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer and Consent Solicitation were previously scheduled to expire.

      If you have already tendered your Units by sending us a properly completed Agreement of Assignment and Transfer, you do not need to take further action to tender your Units.

      We have offered to purchase all the Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) for a purchase price of $400 per Unit in cash, less the amount of any cash distributions made or declared with respect to the Units on or after March 24, 2004, in accordance with the terms of the Offer to Purchase. The Consent Solicitation would allow us to effect a merger pursuant to which each Unit (other than Units held by ARV Assisted Living, Inc. or its affiliates) not validly tendered in the Offer or withdrawn would be converted into the right to receive $400, as more fully described in the Offer to Purchase. ARV Assisted Living, Inc., the general partner of the Partnership, directly or indirectly wholly-owns us, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. ARV Assisted Living, Inc. also owns approximately 52.5% of the limited partnership units of the Partnership.

      As of May 14, 2004, approximately 3,445 units, or approximately 39% of all outstanding Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) had been validly tendered and not withdrawn. Approximately 97% of the Unitholders who have voted on the Merger Proposal to date have consented to the terms of the Merger.

      We have acquired each Special Limited Partner interest for $14,933. This amount was determined by using the methodology described in “SPECIAL FACTORS -Fairness of the Offer and the Merger” in the Offer to Purchase. We may increase this amount if we increase the Offer Price.

      Unitholders who wish to receive the $400 per unit offer price must complete the Agreement of Assignment and Transfer previously sent to Unitholders in accordance with the Offer to Purchase and deliver it to the Purchaser’s information agent to the attention of American Retirement Villas Properties III, L.P., c/o ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th Floor, Dallas, Texas 75204 (Tel. (866) 275-3707) on or before 11:59 p.m., Eastern time, on June 4, 2004, unless the Offer is further extended. Unitholders who wish to consent to the proposal to effect the merger as described in the Offer to Purchase must complete their Consent Forms in accordance with the Offer to Purchase and deliver them to the same address listed above on or before 11:59 p.m. Eastern time, on June 4, 2004, unless the Offer is further extended.

      For your convenience, we enclose an Agreement of Assignment and Transfer that you will need in order to validly tender your Units and a Consent Form that you will need to validly consent to the Merger Proposal. For your convenience, we also enclose a postage-paid return envelope.

      We have also enclosed a Notice of Fairness Hearing to inform you that the fairness hearing originally scheduled to be held on May 19, 2004 regarding the Merger described in the Offer to Purchase has been postponed and is now scheduled to be held on June 9, 2004.

      If you would like us to send you another copy of the Offer to Purchase or any other materials previously sent to you, please let our Information Agent know at the number below and such materials will be delivered to you without charge.

      Unless otherwise defined herein, all capitalized terms used herein shall have the meanings assigned to them in the Offer to Purchase.

      If you have any questions, please call the Information Agent at (866) 275-3707 or Ms. Connie Lester at (714) 435-4338.

Very truly yours,

ARVP III Acquisition, L.P.

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